Exhibit 99.1

DESCRIPTION OF ORDINARY SHARES

General

This description summarizes the material terms of Diageo’s ordinary shares as set out in the memorandum and articles of association of Diageo. This summary is qualified in its entirety by reference to the Companies Act 1985 and the Companies Act 2006 of Great Britain and any other applicable English law concerning companies, as amended from time to time (together the “Companies Acts”), and Diageo’s memorandum and articles of association. Information on where investors can obtain a copy of the memorandum and articles of association, which is filed as an exhibit to Diageo’s Form 6-K filed on October 16, 2008 and filed annually as an exhibit, or incorporated by reference, to Diageo’s Form 20-F, is provided under “Where You Can Find More Information About Us”.

All of Diageo’s ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by Diageo from the holders of such shares. Diageo’s ordinary shares are represented in certificated form and also in uncertificated form under “CREST”. CREST is an electronic settlement system in the United Kingdom which enables Diageo’s ordinary shares to be evidenced other than by a physical certificate and transferred electronically rather than by delivery of a written stock transfer form. Diageo’s ordinary shares:

•      may be represented by certificates in registered form issued (subject to the terms of issue of the shares) following issuance of the shares by Diageo or receipt of a form of transfer (bearing evidence of payment of the appropriate stamp duty) by The Registrar, Diageo plc, Edinburgh Park, 5 Lochside Way, Edinburgh EHI2 9DT; or

•      may be in uncertificated form with the relevant CREST member account being credited with the ordinary shares issued or transferred.

Under English law, persons who are neither residents nor nationals of the United Kingdom may freely hold, vote and transfer Diageo ordinary shares in the same manner and under the same terms as UK residents or nationals.

Share Capital

Diageo’s share capital consists solely of ordinary shares, with a nominal value of 28 101/108 pence per share. As of June 30, 2008, the authorized share capital of Diageo consisted of 5,329 million ordinary shares of 28 101/108 pence each. As of that date, Diageo had 2,822 million ordinary shares outstanding.

For information about Diageo’s share capital history for the last three fiscal years, you may consult Note 7 to the selected consolidated financial data included in Diageo’s Annual Report on Form 20-F for the year ended June 30, 2008, or similar sections in subsequent filings.

Dividend Rights

Holders of Diageo’s ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the directors. The directors may also pay interim dividends or fixed rate dividends. No dividend may be paid other than out of profits available for distribution. The board may withhold payment of all or any part of any dividends or other monies payable in respect of Diageo’s shares from a person with a 0.25 per cent interest (as defined in the articles of association) if such a person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Act 2006. Dividends may be paid to an approved depositary in currencies other than pounds sterling and such dividends will be calculated using an appropriate market exchange rate in London as determined by the directors in accordance with Diageo’s articles of association.

If a dividend has not been claimed, the directors may invest the dividend or use it in some other way for the benefit of Diageo until the dividend is claimed. If the dividend remains unclaimed for 12 years after the date such dividend was declared or became due for payment, it will be forfeited and will revert to Diageo, unless the directors decide otherwise. Diageo may stop sending cheques, warrants or similar financial instruments in payment of dividends by post in respect of any shares or may cease to employ any other means for payment of dividends if either (a) at least two consecutive payments have remained uncashed or are returned undelivered or that means of payment has failed, or (b) one payment remains uncashed or is returned undelivered or that means of payment has failed and reasonable enquiries have failed to establish any new postal address or account of the holder. Diageo must resume sending dividend cheques, warrants or similar financial instruments or employing that means of payment if the holder requests such resumption in writing.

Diageo’s articles of association permit payment or satisfaction of a dividend wholly or partly by distribution of specific assets, including fully paid shares or debentures of any other company. Such action must be directed by the general meeting which declared the dividend and upon the recommendation of the directors.

Voting Rights

Voting at any general meeting of shareholders is by a show of hands unless a poll, which is a written vote, is duly demanded. On a show of hands, every shareholder who is present in person at a general meeting (and every proxy appointed by a shareholder and present at a general meeting) has one vote regardless of the number of shares held by the shareholder (or represented by the proxy). On a poll, every shareholder who is present in person or by proxy has one vote for every share held by that shareholder. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way. A poll may be demanded by any of the following:

•      the chairman of the meeting;

•      at least three shareholders entitled to vote on the resolution and present in person or by proxy at the meeting;

•      any shareholder or shareholders present in person or by proxy representing in the aggregate not less than one-tenth of the total voting rights of all shareholders entitled to vote on the resolution; or

•      any shareholder or shareholders present in person or by proxy holding shares conferring a right to vote on the resolution on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Matters are transacted at general meetings of Diageo by the proposal and approval of two kinds of resolutions:

•      ordinary resolutions, which include resolutions for the election, re-election and removal of directors, the approval of financial statements, the declaration of final dividends, the appointment or reappointment of external auditors, the increase of authorized share capital and the grant of authority to allot shares; and

•      special resolutions, which include resolutions to amend Diageo’s memorandum or articles of association, resolutions relating to certain matters concerning Diageo’s winding up and resolutions to change the rights of any class of Diageo’s shares at a meeting of the holders of such class.

An ordinary resolution requires the affirmative vote of a simple majority of the votes cast at a validly constituted shareholders’ meeting. Special resolutions require the affirmative vote of not less than three-fourths of the votes cast at a validly constituted shareholders’ meeting. The quorum for a shareholders’ meeting is two persons entitled to attend and vote on the business to be transacted, each being a shareholder or a proxy for a shareholder.

In the case of equality of votes for and against a resolution, whether on a show of hands or on a poll, the Chairman of the meeting is entitled to cast the deciding vote in addition to any other vote he may have.

A shareholder is not entitled to vote at any general meeting or class meeting in respect of any share held by him if he has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Act 2006.

Where a shareholder holds shares in Diageo on behalf of more than one person, the voting and other rights attached to those shares need not all be exercised in the same way.

Preemptive Rights and New Issues of Shares

While holders of ordinary shares have no pre-emptive rights under Diageo’s articles of association, the ability of the directors to cause Diageo to issue shares, securities convertible into shares or rights to shares, otherwise than pursuant to an employee share scheme, is restricted. Under the Companies Act 1985, the directors of a company are, with certain exceptions, unable to allot any equity securities without express authorization, which may be contained in a company’s articles of association or given by its shareholders in general meeting, but which in either event cannot last for more than five years. Under the Companies Act 1985, Diageo may also not allot shares for cash (otherwise than pursuant to an employee share scheme) without first making an offer to existing shareholders to allot such shares to them on the same or more favorable terms in proportion to their respective shareholdings, unless this requirement is waived by a special resolution of the shareholders.

Disclosure of Interests in Diageo’s Shares

There are no provisions in Diageo’s articles of association whereby persons acquiring, holding or disposing of a certain percentage of Diageo’s shares are required to make disclosure of their ownership percentage. However, there are such disclosure requirements under Part 6 of the Financial Services and Markets Act 2000, and Rule 5 of the Disclosure and Transparency Rules made by the UK’s Financial Services Authority imposes a statutory obligation on a person to notify Diageo and the Financial Services Authority of the percentage of the voting rights in Diageo he directly or indirectly holds or controls, or has rights over, through his direct or indirect holding of certain financial instruments, if the percentage of those voting rights:

•      reaches, exceeds or falls below 3% and/or any subsequent whole percentage figure as a result of an acquisition or disposal of shares or financial instruments; or

•      reaches, exceeds or falls below any such threshold as a result of any change in the breakdown or number of voting rights attached to shares in Diageo.

The Disclosure and Transparency Rules set out in detail the circumstances in which an obligation of disclosure will arise, as well as certain exemptions from those obligations for specified persons.

Under section 793 of the Companies Act 2006, Diageo may by notice in writing require a person that Diageo knows or has reasonable cause to believe is or was during the three years preceding the date of the notice interested in Diageo’s shares to indicate whether or not that is correct and, if that person does or did hold an interest in Diageo’s shares, to provide certain information as set out in the Act.

Rule 3 of the Disclosure and Transparency Rules further requires persons discharging managerial responsibilities within Diageo (and their connected persons) to notify Diageo of transactions conducted on their own account in Diageo shares or derivatives or certain financial instruments relating to Diageo’s shares.

The UK’s City Code on Takeovers and Mergers also imposes strict disclosure requirements with regard to dealings in the securities of an offeror or offeree company on all parties to a takeover transaction, and anyone acting in concert with such parties, during the course of an offer period.

Election of Directors

Diageo’s articles of association provide for a board of directors, consisting, unless otherwise provided for by shareholder resolution, of not fewer than three directors and not more than twenty-five directors, in which all powers to manage the business and affairs of Diageo are vested.  Directors may be elected by the members in a general meeting, or appointed by the board of directors. In addition, at each annual general meeting any directors who were in office at the time of the two previous annual general meetings and did not retire at either of them, as well as any directors appointed by the board of directors since the last annual general meeting, are required to resign and are then considered for re-election, assuming they wish to stand for re-election. There is no age limit requirement in respect of directors.

Resolutions to appoint directors must be submitted for shareholders’ consideration on the basis of one resolution for each nominated director. A resolution to appoint more than one director may be voted upon at a general meeting only if the shareholders have first approved it without any vote being cast against so doing.

General Meetings and Notices

At least 21 clear days’ written notice of an annual general meeting is required. An annual general meeting may be held on short notice provided that all the shareholders entitled to attend and vote at the meeting agree. Any meeting of shareholders which is not an annual general meeting is called a “general meeting”. At least 14 clear days’ written notice of any general meeting is required. Any general meeting may be held on short notice if a majority in number of shareholders representing at least 95% in nominal value of Diageo’s shares giving the right to attend and vote at such meeting, agree.

The annual general meeting of shareholders must be held within six months of Diageo’s accounting reference date, at a time and place determined by the board of directors. A general meeting of shareholders may be called at any time and place determined by the directors, subject to the notice requirements set out in the preceding paragraph.

Under the Companies Act 2006, shareholders have the power to require the directors to call a general meeting.  Where Diageo receives a request from shareholders representing at least 10% of the paid-up capital of Diageo carrying the right to vote at general meetings, the directors must, within 21 days, call a meeting to be held not more than 28 days after the date of the notice convening the meeting.  Further, if the request received by Diageo identifies a resolution intended to be moved at the meeting, the notice of the meeting must include notice of the resolution.  If the directors fail to call a meeting, the shareholders who requested the meeting, or any of them representing more than half of the total voting rights attaching to the shares held by the requisitionists, may themselves call a general meeting at the expense of Diageo.

If, for any reason, it is impracticable to call a meeting of Diageo in any manner in which meetings may be called, or to conduct the meeting in the manner prescribed by the articles of association or the Companies Act 2006, the court may, on the application of a director or of a shareholder who would be entitled to vote at a meeting, order a meeting to be called, held and conducted in any manner the court thinks fit.

Every shareholder is entitled to appoint another person as his proxy to exercise all or any of his rights to attend, speak and vote at a general meeting.

The Chairman of any general meeting is entitled to refuse admission to (or eject from) that general meeting any person who fails to comply with any security arrangements or restrictions that the board may impose.

Shareholder Proposals and Certain other Rights in Relation to Meetings and Information

Under the Companies Act 2006, shareholders are entitled to require Diageo to circulate to shareholders entitled to receive notice of a general meeting, a statement (of not more than 1,000 words) with respect to a matter referred to in a proposed resolution to be dealt with at that meeting or other business to be dealt with at that meeting.  Diageo must circulate a statement once it has received requests in respect of:

•      shareholders representing at least 5% of the voting rights attached to shares having a right to vote on the relevant resolution; or

•      at least 100 persons, who hold shares (or on behalf of whom shares are held) on which there has been paid up an average sum, per person, of at least £100.

Also, under the Companies Act 2006, shareholders may demand that a resolution be proposed to and voted on at an annual general meeting.  To be effective, such a demand must be made:

•      by shareholders holding at least 5% of the voting rights attached to shares having a right to vote on the resolution; or

•      by at least 100 persons who hold shares (or on behalf of whom shares are held) on which there has been paid up an average sum per person of at least £100.

The demand must be submitted at Diageo’s registered office not later than six weeks before the annual general meeting to which it relates (or, if later, the time at which notice of the meeting is given to shareholders).

Variation of Rights

If, at any time, Diageo’s share capital is divided into different classes of shares the rights attached to any class may be varied, subject to the provisions of the Companies Acts, either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or upon the adoption of a special resolution passed at a separate meeting of the holders of the shares of that class.

At every such separate meeting, all of the provisions of the articles of association relating to proceedings at a general meeting apply, except that (a) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy not less than one-third in nominal value of the issued shares of the class or, if such quorum is not present on an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds, (b) any person present in person or by proxy may demand a poll, and (c) each shareholder present in person or by proxy and entitled to vote will have one vote per share held in that particular class in the event a poll is taken.

Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally with or subsequent to that class of shares in all respects or by the reduction of the capital paid up on such shares or by the purchase or redemption by Diageo of its own shares in accordance with the Companies Acts and the articles of association.

Changes in Share Capital

Diageo’s ordinary shareholders may pass an ordinary resolution to do any of the following:

•      increase Diageo’s share capital by the creation of new shares of such an amount as the resolution shall prescribe;

•      consolidate, or consolidate and then divide, all or any of Diageo’s share capital into new shares of larger nominal amounts than its existing shares;

•      cancel any shares which have not, at the date of the relevant resolution, been subscribed or agreed to be subscribed by any person and reduce the amount of Diageo’s authorized share capital by the amount of such unissued shares so cancelled; and

•      divide some or all of Diageo’s shares into shares of a smaller nominal amount.

Diageo may:

•      with the authority of shareholders by ordinary or special resolution and subject to the provisions of the Companies Acts, purchase its own shares; and

•      by special resolution and subject to the provisions of the Companies Acts, reduce its share capital, any capital redemption reserve, share premium account or any other undistributable reserve, subject to receiving a court sanction.

At an annual general meeting held on October 15, 2008, Diageo’s shareholders gave it authority to repurchase up to 252,025,000 of its ordinary shares subject to additional conditions.

Transfer of Shares

Except as described in this paragraph, Diageo’s memorandum and articles of association do not restrict the transferability of Diageo’s ordinary shares and Diageo’s ordinary shares may be transferred by an instrument in any usual form or in any form acceptable to the directors. The board may decline to register a transfer of a certificated Diageo share unless the instrument of transfer (a) is duly stamped or certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is accompanied by the relevant share certificate and such other evidence of the right to transfer as the board may reasonable require, and (b) if to joint transferees, is in favour of not more than four such transferees.

Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the uncertificated securities rules (as defined in the articles of association) and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

The board may decline to register a transfer of any of Diageo’s certificated shares by a person with a 0.25 per cent. interest (as defined in the articles of association) if such person has been served with a restriction notice (as defined in the articles of association) after failure to provide Diageo with information concerning interests in those shares required to be provided under the Companies Act 2006, unless the transfer is shown to the board to be pursuant to an arm’s length sale (as defined in the articles of association).

Shareholders’ Vote on Certain Transactions

The Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of its shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganizations or takeovers. These arrangements require the approval, at a special meeting convened by court order, of the shareholders or creditors of the relevant class to which the scheme relates.

Once approved at the court-convened meeting by a vote in favor by a majority in number and at least 75% in value of each relevant class of shareholder or creditor present in person or by proxy at the meeting and sanctioned by the court, all shareholders or creditors of the relevant class are bound by the terms of the scheme, and dissenting shareholders have no appraisal rights.

Under the rules of the UK Listing Authority, shareholder approval:

•      is usually required for an acquisition or disposal by a listed company if, generally, the size of the company or business to be acquired or disposed of represents 25% or more of the size of the listed company, as assessed according to the guidelines set out in the rules; and

•      may also be required for an acquisition or disposal of assets between a listed company and related parties, as defined in the rules of the UK Listing Authority.

In addition, the Companies Act 2006 also provides:

•      that where a takeover offer is made for the shares of a UK company; and

•      between the date of the offer and the date when the offer can no longer be accepted, the offeror has acquired or contracted to acquire at least nine-tenths in value of the shares (and not less than nine-tenths of the voting rights carried by those shares) of any class of shares to which the offer relates, the offeror may, within three months beginning on the last day on which the offer can be accepted or within six months of the date of the offer when that period ends earlier, serve notice to acquire compulsorily, on the terms of the offer, the shares of the relevant class in respect of which the offer has not been accepted.  (A dissenting shareholder may object to the acquisition of his shares or its proposed terms by applying to the court within six weeks of the date on which notice of the compulsory acquisition was given. In the absence of fraud or oppression, the court is unlikely to order that the acquisition not take effect, but it may specify terms of the acquisition that it finds appropriate.)

A minority shareholder is also entitled in these circumstances, in the alternative, to require the offeror to acquire his shares on the terms of the offer.

Rights of Inspection and to Information

Except when closed under the provisions of the Companies Act 2006, the register and index of names of shareholders of an English company may be inspected during business hours:

•      for free, by its shareholders, including, in the case of Diageo, holders of Diageo ADSs; and

•      for a fee by any other person.

In both cases, the documents may be copied for a fee.

The shareholders of an English public company may also inspect, without charge, during business hours:

•      minutes of meetings of the shareholders and obtain copies of the minutes for a fee; and

•      service contracts of the company’s directors.

In addition, the published annual accounts of a public company are required to be available for shareholders at a general meeting and a shareholder is entitled to be sent a copy of these accounts and of all statutory reports required to be published by the company, at least 21 days before the date of Diageo’s annual general meeting.  Under the Companies Act 2006, Diageo shareholders who hold shares on behalf of another person may nominate that person to receive a copy of all communications that Diageo sends to its shareholders (including Diageo’s annual accounts and reports).  The shareholders of Diageo do not have rights to inspect the accounting records of Diageo or the minutes of meetings of its directors.

Shareholders’ Suits

Derivative Claims

English law only permits a shareholder to initiate a lawsuit on behalf of the company in limited circumstances.

Under the Companies Act 2006, a shareholder can bring a “derivative claim” in respect of a cause of action vested in Diageo and seek relief on behalf of Diageo.  Such a derivative claim may be brought only in respect of a cause of action arising from an actual or proposed act or omission involving negligence, default, breach of duty or breach of trust by a director of Diageo.  The cause of action may be against the director or another person (or both).  A shareholder who brings such a derivative claim must apply to the court for permission to continue it and must disclose a prima facie case to be granted permission to bring the action.

Unfair Prejudice

The Companies Act 2006 permits a shareholder whose name is on the register of shareholders of the company to seek a court order:

•      when the company’s affairs are being or have been conducted in a manner unfairly prejudicial to the interests of all or some shareholders, including the shareholder making the claim; or

•      when any act or omission of the company is or would be so prejudicial.

An English court has wide discretion in granting relief in these circumstances and may authorize civil proceedings to be brought in the name of the company by a shareholder on the terms that the court directs.

Except in the limited circumstances described above, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

In order to become a shareholder and enforce these rights under English law, holders of Diageo ADSs are required to withdraw from the depositary at least one of their Diageo ordinary shares underlying the Diageo ADS. See “Description of Diageo American Depositary Shares-Deposit, Withdrawal and Cancellation” for information about how to withdraw Diageo ordinary shares.

Summary of Certain other Provisions of Diageo’s Memorandum and Articles of Association

Objects and Purposes

Diageo is incorporated under the name Diageo plc, and is registered in England and Wales under registered number 23307, Diageo’s objects and purposes are set forth in the fourth clause of its memorandum of association and cover a wide range of activities, including to carry on the business of a holding company, to carry on the business of producing, distributing and marketing branded drinks and branded food products, operating fast food restaurant chains and brewing, distilling and manufacturing wines, spirits and mineral or other types of water as well as to carry on all other businesses necessary to attain Diageo’s objectives. The memorandum of association grants Diageo a broad range of powers to effect these objectives.

Directors’ Interests

Under the Companies Act 2006, a director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with Diageo’s interests. However, the board may (subject to such conditions as it may decide) authorize any matter which would otherwise involve a director breaching his duty under the Companies Act 2006 to avoid conflicts of interests.  Neither the relevant director nor any other director with a similar interest may count towards the quorum or vote on any resolution giving such authority.  If a director is in any way directly or indirectly interested in a proposed contract with the company or a contract that has been entered into by the Company, he must declare the nature and extent of that interest to the other directors in accordance with the Companies Act 2006.  Provided he has declared the nature and extent of his interest in this way, a director may (a) be party to, or otherwise interested in, any contract with Diageo or in which Diageo has a direct or indirect interest, (b) hold any other office or place of profit with Diageo (except that of auditor) in conjunction with his office of director for such period and upon such terms, including as to remuneration, as the board may decide, (c) act by himself or through a firm with which he is associated in a professional capacity for Diageo or any other company in which Diageo may be interested (otherwise than as auditor), (d) be or become a director or other officer of, or employed by or otherwise be interested in any holding company or subsidiary company of Diageo or any other company in which Diageo may be interested, or (e) be or become a director of any other company in which Diageo does not have an interest and which cannot reasonably be regarded as giving rise to a conflict of interest at the time of his appointment as a director of that other company.

Under Diageo’s articles of association, compensation awarded to executive directors may be decided by the board or any authorized committee of the board. The remuneration committee is responsible for making recommendations to the board concerning matters relating to remuneration policy. It is comprised of all the non-executive directors except for the chairman.

The directors are empowered to exercise all the powers of Diageo to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of Diageo outstanding at any time shall not exceed an amount equal to twice the aggregate of Diageo’s share capital and reserves calculated in the manner prescribed in Diageo’s articles of association, unless sanctioned by an ordinary resolution of Diageo’s shareholders.

Directors are not required to hold any shares of Diageo as a qualification to act as a director.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

 The ordinary shares of Diageo may be issued in the form of American depositary shares, or ADSs. Each Diageo ADS represents four ordinary shares of Diageo.

The Bank of New York Mellon is the depositary with respect to Diageo’s ADSs, which are evidenced by American depositary receipts, or ADRs. Each ADS represents an ownership interest in four shares deposited with the custodian, as agent of the depositary, under the deposit agreement among Diageo, the depositary and owners and beneficial owners of ADRs. Each ADS also represents any other securities, cash or other property which may be held by The Bank of New York Mellon as depositary.

The depositary’s office at which the ADRs will be administered is currently located at One Wall Street, New York, New York 10286. The custodian will be The Bank of New York Mellon and its duties will be administered from its principal London office, currently located at One Canada Square, London, England E14 5AL. The principal executive office of The Bank of New York Mellon is located at One Wall Street, New York, New York 10286.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, Diageo will not treat you as one of its shareholders and you will not have shareholder rights. English law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights, which are set out in the deposit agreement. The deposit agreement also sets out the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR, which contain the terms of the ADSs. Please see “Where You Can Find More Information About Us” for information on how you can obtain a copy of the deposit agreement. Copies of the deposit agreement are also available for inspection at the offices of the depositary.

Share Dividends and Other Distributions

Diageo may make various types of distributions with respect to its securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of underlying shares that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•                  Cash.  The depositary will convert any cash dividend or other cash distribution to US dollars to the extent this is permissible and can be done on a reasonable basis. The depositary will distribute such dollar amount as promptly as practicable, subject to any deductions for taxes required to be withheld, any expenses of converting foreign currencies and transferring funds to the United States and other expenses and adjustments. If the depositary cannot reasonably make such conversion or obtain any governmental approval or license necessary for the conversion, the depositary will hold any unconvertible foreign currency for your account without liability for any interest or, upon request, will distribute the foreign currency to you.  If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•                  Shares.  In the case of a distribution in shares, the depositary will deliver additional ADSs representing such shares if Diageo provides satisfactory evidence that it is legal to do so. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed to the ADR holders entitled to them.

•                  Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if Diageo provides satisfactory evidence that the depositary may lawfully distribute such rights, the depositary may arrange for ADR holders to instruct the depositary as to the exercise of such rights. However, if Diageo does not furnish such evidence or if the depositary determines it is not lawful or feasible to distribute such rights to all or some of the registered holders, the depositary may:

•                  distribute such rights only to the holders in which the depositary has determined such distribution is lawful and feasible;

•                  if practicable, sell rights in proportion to the number of ADSs held by registered holders to whom the depositary has determined it may not lawfully or feasibly make such rights available and distribute the net proceeds as cash; or

•                  allow rights in proportion to the number of ADSs held by registered holders to whom the depositary has determined it may not lawfully or feasibly make such rights available to lapse, in which case such registered holders will receive nothing.

Diageo has no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•                  Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may distribute such securities or property in any manner it deems equitable and practicable. To the extent the depositary deems distribution of such securities or property not to be feasible, the depositary may, after consultation with Diageo, adopt any method that it reasonably deems to be equitable and practical, including but not limited to the sale of such securities or property and distribution of any net proceeds in the same way that cash is distributed.

Any US dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents (fractional cents will be rounded to the nearest whole cent).

The depositary may choose any practical method of distribution for any specific ADR holder, including the distribution of securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities.

There can be no assurances that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. In the case of the ADSs to be issued under a prospectus supplement, Diageo may arrange with the underwriters named therein to deposit such ordinary shares if and as provided in the prospectus supplement.

Ordinary shares deposited with the custodian must also be accompanied by certain documents, including instruments showing that such ordinary shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited ordinary shares for the account of the depositary. ADR holders thus have no direct ownership interest in the ordinary shares and only have such rights as are contained in the deposit agreement. The deposited shares and any other securities, property or cash received by the depositary or the custodian and held under the deposit agreement are referred to as deposited securities.

Upon each deposit of ordinary shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will execute and deliver ADRs in the name of the person entitled thereto evidencing the number of ADSs to which such person is entitled. ADRs will be delivered at the depositary’s New York office.

When you turn in your ADR at the depositary’s office, the depositary will, upon payment of certain applicable fees, charges and taxes, and upon receipt of proper instructions, deliver the underlying ordinary shares to you. At your risk, expense and request, the depositary will deliver deposited securities at its New York office if feasible.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•                  temporary delays caused by closing Diageo’s transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•                  the payment of fees, taxes and similar charges; or

•                  compliance with any US or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Voting Rights

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the ordinary shares which underlie your ADRs. After receiving voting materials from Diageo, the depositary will, if Diageo asks it to, notify the ADR holders of any shareholder meeting or solicitation of consents for proxies. This notice will describe how you may instruct the depositary to exercise the voting rights for the ordinary shares which underlie your ADSs, including complying with the requirements that your name be placed on Diageo’s register and that you deliver your ADRs to the depositary for holding pending the conclusion of the meeting. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to English law and the provisions of Diageo’s articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will not vote or attempt to exercise the right to vote that attaches to the shares or other deposited securities, other than in accordance with your instructions or deemed instructions. If the depositary does not receive instructions from you on or before the specified date, the depositary will deem you to have instructed it to give a discretionary proxy to a person designated by Diageo to vote such deposited securities.

However, we cannot assure you that you will receive our voting materials in time for you to give the depositary instructions to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions to vote the deposited securities, if, for example, the instructions are not received in time to vote the amount of the deposited securities or if English or other applicable laws prohibit such voting.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be:

•                  entitled to receive a dividend, distribution or rights, or

•                  entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities subject to the limitations discussed under “— Voting Rights” above, all subject to the provisions of the deposit agreement.

Reports and Other Communications

The depositary will make available for inspection by ADR holders any reports and communications from Diageo that are both received by the depositary as holder of deposited securities and made generally available by us to the holders of deposited securities. Upon the request of Diageo, the depositary will send to you copies of reports furnished by Diageo pursuant to the deposit agreement.

Fees and Expenses

ADR holders will be charged a fee for each issuance of ADRs, including issuances resulting from distributions of ordinary shares, rights and other property, and for each surrender of ADRs in exchange for deposited securities, including if the deposit agreement terminates. The fee in each case is up to $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered. ADR holders or persons depositing ordinary shares may also be charged the following expenses:

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  expenses of the depositary in connection with the conversion of foreign currency into US dollars.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may deduct the amount thereof from any cash distributions, or sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled to them.

Reclassifications, Recapitalizations and Mergers

If Diageo takes actions that affect the deposited securities, including any change in par value, split-up, consolidation or other reclassification of deposited securities or any recapitalization, reorganization, merger, consolidation, sale of assets or other similar action, then the depositary may, and will if Diageo asks it to:

•                  distribute additional or amended ADRs;

•                  distribute cash, securities or other property it has received in connection with such actions; or

•                  sell any securities or property received and distribute the proceeds as cash.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

Diageo may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees or charges (except for taxes and other charges specifically payable by ADR holders under the deposit agreement), or affects any substantial existing right of ADR holders. If an ADR holder continues to hold ADRs when an amendment has become effective such ADR holder is deemed to agree to such amendment.

No amendment will impair your right to surrender your ADSs and receive the underlying securities except to comply with mandatory provisions of applicable law.

The depositary will terminate the deposit agreement if Diageo asks it to do so. The depositary may also terminate the deposit agreement if the depositary has told Diageo that it would like to resign and Diageo has not appointed a new depositary bank within 180 days. In either case, the depositary must notify you at least 90 days before termination. After termination, the depositary’s only responsibility will be (i) to advise you that the deposit agreement is terminated, (ii) to collect distributions on the deposited securities (iii) to sell rights and other property, and (iv) to deliver shares and other deposited securities upon cancellation of the ADRs.  At any time after the expiration of one year from the termination date, the depositary may sell the deposited securities which remain and hold the net proceeds of such sales and any other cash it is holding under the deposit agreement, without liability for interest, for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR holders

The deposit agreement expressly limits the obligations and liability of the depositary, Diageo and their respective agents. Neither Diageo nor the depositary will be liable if:

•                  law, regulation, the provisions of or governing any deposited securities, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•                  it exercises or fails to exercise discretion permitted under the deposit agreement or the ADR;

•                  it performs its obligations specifically set forth in the deposit agreement without negligence or bad faith; or

•                  it takes any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

In the deposit agreement, Diageo agrees to indemnify The Bank of New York Mellon for acting as depositary, except for losses caused by The Bank of New York’s own negligence or bad faith, and The Bank of New York Mellon agrees to indemnify Diageo for losses resulting from its negligence or bad faith.

The depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interests

Diageo may request that you provide such information as it may request in a notice pursuant to the Companies Act, as described above under “Description of Ordinary Shares —Disclosure of Interests in Diageo’s Shares”. In addition, you must comply with the provisions of the Companies Act with regard to the notification to Diageo of interests in Diageo’s shares, as described above under “Description of Ordinary Shares —Disclosure of Interests in Diageo’s Shares”.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares, the depositary may require:

•                  payment of stock transfer or other taxes or other governmental charge and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•                  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•                  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADRs or register transfers of ADRs generally if the register for ADRs or any deposited securities are closed or at any time or if the depositary or Diageo thinks it advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time when the depositary considers it expedient to do so.

Pre-release of ADSs

The depositary may deliver ADRs prior to the deposit of ordinary shares with the custodian. This is called a pre-release of the ADRs. A pre-release is closed out as soon as the underlying ordinary shares (or other ADRs) are delivered to the depositary. The depositary may pre-release ADRs only if:

•                  the depositary has received collateral for the full market value of the pre-released ADRs;

•                  the depositary is able to close out the pre-release on not more than five business days’ notice; and

•                  the person to whom the pre-release is being made represents in writing that it:

•                  owns the underlying ordinary shares;

•                  assigns all rights in such ordinary shares to the depositary; and

•                  holds such ordinary shares for the account of the depositary.

In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

The Depositary

The Bank of New York Mellon, a “banking organization” within the meaning of the New York Banking Law, is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.